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                                                                 Exhibit (g)(5)

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


JUDITH WIT,

                                     Plaintiff,

                         v.                              C.A. No.: 16824 NC

BRYLANE INC., PETER J. CANZONE, SERGE WEINBERG,
JUDITH CAMPBELL, WILLIAM JOHNSON, HARMUT KRAMER,
JOHANNES LONING, ANTIONE METZGER, RICHARD SIMONIN,       CLASS ACTION COMPLAINT
PETER STARRETT AND PINAULT-PRINTEMPS-REDOUTE S.A.,

                                     Defendant.


         Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:


         1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Brylane Inc. ("Brylane" or the "Company").

                                    PARTIES

         2. Plaintiff owns shares of the common stock of the Company.

         3. Brylane is a Delaware corporation engaged in the business of specialty catalog retailing of value-priced apparel serving the special-size and regular size apparel markets.
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         4. Defendant Pinault-Printemps-Redoute S.A. ("PPR") is a
French corporation that operates departments stores and distributes building materials. PPR, together with its affiliates, which it controls, owns 50.1% of Brylane's common stock.

         5. Defendants Peter J. Canzone, Serge Weinberg, Judith Campbell, William Johnson, Harmut Kramer, Johannes Loning, Antoine Metzger, Richard Simonin, and Peter Starrett comprise the entire board of directors of Brylane. Defendants Weinberg, Kramer, Simonin, Loning, and Metzger work for PPR or its affiliates.

         6. The defendants stand in a fiduciary relationship with the plaintiff and other public stockholders of Brylane, and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

         7. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), and their successors-in-interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         8. This action is properly maintainable as a class action.

         9. The class is so numerous that joinder of all members is impracticable. There are approximately 8.6 million shares of Brylane common stock outstanding, which are owned by persons not affiliated with Brylane or PPR.

         10. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and

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other common law duties owed by them to plaintiff and the members of the class;
(b) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (c) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class, and plaintiff has the same interests as do the members of the class. Plaintiff will fairly and adequately represent the class.


         12. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants; or would create a risk of adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of the other members, not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         13. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                            SUBSTANTIVE ALLEGATIONS


         14. On December 2, 1998, PPR announced that it had offered to buy the 49.9% of Brylane that it does not already own, for $20 per share. The offer represents inadequate consideration for the Company; $20 a share is lower than the price that Brylane stock had been trading for as recently as September 24, 1998. In addition, because of the


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relationship between PPR and Brylane, certain synergies would inure to PPR's benefit from this combination that make Brylane worth more to PPR than the mere value of Brylane's shares. To wit, defendant Weinberg has stated that the transaction would "allow PPR to capitalize upon cross-border opportunities in the specialty catalog sector in a more efficient manner."

         15. Brylane's directors are employed by or beholden to PPR or its affiliates. Accordingly, they cannot be expected to protect the interests of class members with undivided loyalties.

         16. Given the influence of PPR on Brylane's board of directors, the board cannot meaningfully engage in the equivalent of arms-length bargaining with PPR. PPR will be able to proceed with the transaction without any type of market check to maximize the value for Brylane's public shareholders. Moreover, by virtue of its domination of Brylane, PPR has unique knowledge of the Company and has access to information that is unavailable to the public.

         17. In view of PPR's control of the Company, it is unfair and in violation of defendants' fiduciary duties to consummate the transaction without first obtaining a recommendation and an input by a truly independent representative of public stockholders, or obtaining the majority approval of the public stockholders.

         18. By virtue of the acts and conduct alleged herein, PPR stands to acquire the public shares for a price that is inadequate and intrinsically unfair to the Company's public shareholders. As a result, the public stockholders of Brylane will be wrongfully deprived of their valuable investment in the Company, and all of its present and continuing profitability and will receive in return for their investment grossly inadequate consideration.

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         19. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class, and PPR will succeed in consummating an unfair transaction by virtue of the unfair dealing complained of herein to the reparable harm to the class.

         20. Plaintiff and the other members of the class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A.       declaring this to be a proper class action;

         B. enjoining, preliminarily and permanently, the transaction complained of herein;

         C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the class;


         D. directing defendants to account to plaintiff and the class for all damages caused by them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

         E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

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         F.       granting such other and further relief as the Court deems
                  appropriate.


                                     ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                                     By:     /s/ J. A. Rosenthal
                                        -----------------------------------
                                     Suite 1401 Mellon Bank Center
                                     P.O. Box 1070
                                     Wilmington, Delaware  19899
                                     (302) 656-4433
                                     Attorneys for Plaintiff



OF COUNSEL:


KAUFMAN MALCHMAN KIRBY & SQUIRE, LLP
919 Third Avenue
11th Floor
New York, New York  10022



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